Via Facsimile and U.S. Mail
Mail Stop 6010

November 10, 2008

Christopher G. Clement
President and Chief Executive Officer
Savient Pharmaceuticals, Inc.
One Tower Center, 14th Floor
East Brunswick, New Jersey 08816

Re: **Savient Pharmaceuticals, Inc.**
       Form 10-K for the Year Ended December 31, 2007
       Filed March 14, 2008
       File No. 000-15313

Dear Mr. Clement:

We have reviewed your filing and have the following comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 1. Business

Manufacturing, Supply, and Distribution Agreements, page 6

1. We note that you have entered into material agreements with BTG-Israel, NOF Corporation, and Enzon Pharmaceuticals in relation to the manufacture of pegloticase. Please disclose the following information about each agreement:

- Minimum purchase requirements;
- Exclusivity provisions;
- All other material terms.

2. We note that you have entered into a license agreement with Mountain View Pharmaceuticals, Inc. and Duke University in relation to pegloticase. Please disclose the following information about this agreement:

   o Aggregate payments to date;
   o Aggregate potential milestone payments;
   o Royalty provisions, including the percentage of royalties, if applicable;
   o All other material terms.

3. We note that you have entered into an agreement with DSM Pharmaceuticals, Inc. in relation to the manufacture of Oxandrin tablets. Please disclose the following information about this agreement:

   - Minimum purchase requirements;
   - Exclusivity provisions;
   - All other material terms.

4. We note that you have entered into a supply and distribution agreement with Watson Pharmaceuticals, Inc. in relation to oxandrolone. Please disclose the following information about this agreement:

   - Aggregate potential payments;
   - Minimum purchase requirements;
   - Exclusivity provisions;
   - All other material terms

Item 15. Exhibits, Financial Statement Schedules, page 98

5. We note that your agreements with NOF Corporation, Enzon Pharmaceuticals, and DSM Pharmaceuticals, Inc. have not been filed with your previous reports. Please amend your Form 10-K to file these agreements as exhibits to your filing or provide an explanation for why these agreements have not been previously filed.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to

our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director